UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

OR

  ☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-05571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RadioShack 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIOSHACK CORPORATION
300 RadioShack Circle
Mail Stop CF5-327
Fort Worth, Texas 76102

RADIOSHACK 401(k) PLAN

FINANCIAL STATEMENTS

At June 30, 2009 and June 30, 2008
and for the Plan Year Ended June 30, 2009

Supplemental Schedule at June 30, 2009

RADIOSHACK 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	9

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the RadioShack 401(k) Plan
Fort Worth, Texas

We have audited the accompanying statements of net assets available for benefits of the RadioShack 401(k) Plan (the “Plan”) as of June 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended June 30, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RadioShack 401(k) Plan as of June 30, 2009 and 2008, and the changes in its net assets available for benefits for the year ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ WEAVER AND TIDWELL, L.L.P.

      WEAVER AND TIDWELL, L.L.P.
Fort Worth, Texas
December 23, 2009

RADIOSHACK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
At June 30, 2009 and June 30, 2008

	June 30, 2009	June 30, 2008

Assets
Investments, at fair value	$209,544,653	$244,514,301
Non-Interest Bearing Cash	(163)
Less: Deemed distributed loans	(103,512)	(131,717)

Receivables:
Participant contributions	-	179,982
Employer contributions	245,724	104,115
Total receivables	245,724	284,097

Net assets available for benefits	$209,686,702	$244,666,681

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Plan Year Ended June 30, 2009

Investment income (loss):

Dividends	$936,561
Participant loan interest	875,157
Net depreciation in fair value of investments	(26,403,921)
Total investment income (loss)	(24,592,203)

Contributions:
Participants	12,075,329
Employer	6,928,906
Total contributions	19,004,235

Deductions:
Benefits paid to participants	(29,163,326)
Administrative expenses	(228,685)
Total deductions	(29,392,011)

Net decrease in net assets available for benefits	(34,979,979)

Net assets available for benefits at beginning of period	244,666,681

Net assets available for benefits at end of period	$209,686,702

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan

The following description of the RadioShack 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the "Company" or “RadioShack”).  The Plan is an individual account plan with multiple, participant-directed investment options and is intended to conform to and qualify under Section 401 of the Internal Revenue Code (the "Code"), as amended.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

At June 30, 2009 and June 30, 2008, there were 3,870 and 4,484 employees of the Company participating in the Plan and 21,248 and 16,868 employees eligible to participate, respectively. The Plan is fully participant-directed, and available investments consist of RadioShack common stock, registered investment companies, and money market funds.

Administration

The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company.  The Company’s Board of Directors has appointed Wachovia Bank (“Wachovia”) as the Plan’s trustee.

Eligibility

An employee is eligible to participate in the Plan on the one year anniversary of the date employment with the Company began; provided, however, if he or she has not completed a year of service prior to the one year anniversary of the employment commencement date, he or she will not be eligible to participate in the Plan until they do so.  A “year of service” means a consecutive 12 month period during which he or she completes at least 1,000 hours of service with RadioShack.  An “hour of service” is each hour for which one is entitled to be paid by the Company (1) for the performance of duties, (2) due to vacation, holiday, illness, incapacity (including disability) layoff, jury duty, or other similar reason, or (3) as back pay either awarded or agreed to by the Company.

Participant Contributions

Through authorized payroll deductions, participants may contribute, on a pre-tax basis, up to 75%, in increments of 1%, of their annual compensation.  During the Plan year ended June 30, 2009, in accordance with the provisions of the Code, participants generally could not elect more than $16,500 in pre-tax contributions during the 2009 calendar year.  Participants who were age 50 and over in 2009 were permitted to contribute additional “catch-up” contributions of up to $5,500 during the calendar year.

Participants may direct their contributions into various investment options.  Participants may elect to allocate their total contributions to the various investment options in increments of 1% and may change their investment options daily, subject to certain restrictions on such changes imposed by the Plan’s investment funds.

Participants are not subject to federal income taxation on their contributions and earnings thereon until withdrawn from the Plan.

Distributions from another qualified plan can be transferred into the Plan.  During the Plan year ended June 30, 2009, rollover accounts in the amount of $302,779 were transferred into the Plan and are included in participant contributions on the statement of changes in net assets available for benefits.

RADIOSHACK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

Company Contributions

All Company contributions are discretionary and may change or be suspended in future years.  Through June 30, 2009, the Company contributed an amount to each participant’s account maintained under the Plan equal to 100% of the participant’s contributions up to 4% of his or her annual compensation. Company contributions are made directly to the 401(k) Plan, are made in cash and are invested in accordance with the Plan; however, participants may immediately reinvest the Company contribution into other investment alternatives provided by the Plan.

Participant Accounts

Each participant's account is credited/debited with the participant's contribution and allocations of (a) the Company's discretionary matching contribution, and (b) investment income.  Allocations are based on the participant's contribution or number of shares held, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Effective July 1, 2006, active participants own 100% of the balance in all their Plan accounts, including their Matching Account.

Benefits Paid to Participants

Participants who withdraw from the Plan may receive the vested portion of their accounts under one of three withdrawal methods, which are summarized below:
(a)   Single lump sum payment in cash;
(b)   Part cash and part securities; and
(c)   If account balance exceeds $5,000, monthly installments not to exceed ten (10) years.

Forfeited Accounts

Forfeited amounts include non-vested accounts of terminated participants (prior to July 1, 2006) and unclaimed benefit payments (as described in the Plan document). Forfeitures are used to reduce employer contributions. A total of $4,730 was forfeited and reallocated for the Plan year ended June 30, 2009.  At June 30, 2009 and June 30, 2008, unallocated forfeited balances totaled $13,960 and $0, respectively.

Loans to Participants

The Plan may make a loan to a participant in an amount that is not less than $500 and, when added to the outstanding balance of all other loans to the participant under the Plan, does not exceed the lesser of $50,000 or 50% of the value of the participant’s vested account.  As of July 1, 2009 participants may not have more than two (2) loans outstanding at any one time, provided however, that they may have more than two (2) but not more than four (4) loans outstanding on or after July 1, 2009 if those loans were outstanding on June 30, 2009.  Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings.  Loans are repaid through authorized payroll deductions.  The term of the loan must be at least six months (or multiples thereof) and may not exceed five years.  The loans are collateralized by the balance in the participant’s vested account and bear interest at rates fixed by the Administrative Committee.  The determination of these rates is based upon the interest rates currently being charged on similar commercial loans.  For the Plan year ended June 30, 2009, interest rates on participant loans ranged from 4.25% to 10.5%

RADIOSHACK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time, as well as the right to terminate the Plan, subject in each case to the provisions of ERISA.  In the event of the Plan's termination, participants will immediately become fully vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and valued daily.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Common stock is valued at its closing market price.  Participant loans are valued at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Fair Value Measurement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting No. 157, Fair Value Measurements (“SFAS No. 157”).  SFAS No. 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities.  SFAS No. 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007.  The Plan has adopted the standard for those assets and liabilities as of June 1, 2008 and the impact of adoption was not material to the financial statements.  In November 2007, the FASB placed a one year deferral for the implementation of SFAS No. 157 for nonfinancial assets and liabilities.  Currently, the Plan does not have any nonfinancial assets or liabilities.

FAS 157 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Its objective is to provide a consistent definition of fair value which focuses on exit price and emphasizes the use of market-based inputs over entity-specific inputs.  FAS 157 places a higher priority on the use of observable inputs over unobservable inputs.  A fair value hierarchy based on inputs was developed to categorize assets into three levels.

Level 1:  Assets that have observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets (NYSE, NASDAQ or the Chicago Board of Trade).  Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Level 2:  Assets that have inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset.  Inputs are observable but do not solely rely on quoted market prices to establish fair value.

Level 3:  Assets with unobservable inputs. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds
Level 1 assets within the Plan are valued at the published price in active markets (NYSE, NASDAQ or the Chicago Board of Trade). Mutual funds that represent Level 2 assets are valued at the net asset value (NAV) of shares held by the Plan at year end.

Participant Loans
Participant loans are valued at amortized cost, which approximates fair value. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Below are the Plan’s financial instruments carried at fair value on a recurring basis by the FAS 157 fair value hierarchy levels:

	Level 1	Level 2	Level 3	Total

Common Stock	$51,649,138	-	-	$51,649,138
Mutual Funds	$116,939,467	$29,753,466	-	$146,692,933
Participant Loans	-	-	$11,202,582	$11,202,582

	$168,588,605	$29,753,466	$11,202,582	$209,544,653

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended June 30, 2009:

Loans

Balance, beginning of year	$12,924,064

Purchases, sales, issuances and settlements, net	$(1,721,483)

Balance, end of year	$11,202,582

Concentration, Market and Credit Risk

The Plan provides for various investment alternatives in a variety of stock, registered investment companies and other investment securities.  Investments are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the Plan's statement of net assets available for benefits.  At June 30, 2009 and June 30, 2008, approximately 25% and 20% respectively, of the investments of the Plan consist of securities of its sponsor, RadioShack Corporation.  As of December 22, 2009 the Company's stock price closed at $20.07.  At June 30, 2009 and June 30, 2008, the Company’s stock price closed at $13.96 and $12.27, respectively.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

RADIOSHACK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

Administrative Expenses

For the Plan year ended June 30, 2009, Wachovia, was responsible for both the management and recordkeeping of the Plan’s assets. Any administrative expenses of the Plan paid directly to Wachovia by the Company are not a component of the changes in net assets available for Plan benefits.  Administrative expenses paid by participants are summarized in the accompanying statement of changes in net assets available for benefits, and include loan origination, investment trading and withdrawal processing fees.

3.  Plan Investments

The following table presents the individual investments that exceed 5% or more of the Plan's net assets at June 30, 2009 and June 30, 2008, respectively:

	June 30, 2009		June 30, 2008

	Shares/Units	Fair Value	Shares/Units	Fair Value
RadioShack Common Stock	3,699,799	$51,649,138	3,942,598	$48,375,681
Harbor Capital Appreciation Fund	905,447	$24,175,438	931,754	$31,651,671
Evergreen Inst Money Market Fund	19,712,655	$19,712,655	-	-
T. Rowe Price Retirement 2020 Fund	975,469	$12,076,301	901,370	$14,701,345
T. Rowe Price Retirement 2025 Fund	1,361,122	$12,100,371	1,333,526	$16,042,322
Putnam Money Market Fund	-	-	19,643,454	$19,643,454
Putnam International Equity Fund	-	-	543,538	$13,544,957

During the Plan year ended June 30, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value by $26,403,921 as follows:

Common stock	$7,630,380
Registered investment companies	$(34,034,301)

$(26,403,921)

4.  Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated December 6, 2006. The Plan was  amended and restated effective July 1, 2008, further amended effective November 1, 2009, and is designed in compliance with the applicable requirements of the Code.  Also, the Administrative Committee believes the Plan is currently being operated in compliance with the applicable requirements of the Code.  Accordingly, employee contributions, employer contributions and investment earnings of the Plan are not taxable to participants until distributed.

RADIOSHACK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

5.  Related Party Transactions

The Plan makes loans to Plan participants and, therefore, these transactions qualify as party-in-interest.  In addition, the Plan invests in the common stock of the Company.  At June 30, 2009 and June 30, 2008, the Plan held 3,699,799 and 3,942,598 shares of common stock of the Company, respectively, which represented 3% of the outstanding shares of the Company on both of those dates.

6.  Subsequent Events

Effective November 1, 2009, RadioShack established a separate retirement plan for Puerto Rico employees, the RadioShack Puerto Rico 1165(e) Plan.  All remaining assets of Puerto Rican participants in the Plan will be transferred to the 1165(e) Plan in early 2010.  Effective November 1, 2009, RadioShack also amended the Plan to include certain provisions relating to the establishment of the RadioShack Puerto Rico 1165(e) Plan for Puerto Rico employees.

During the fiscal year ended June 30, 2009, we implemented Statement of Financial Accounting Standards No. 165, Subsequent Events, or SFAS 165.  This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date and when financial statements are issued.  The adoption of SFAS 165 did not impact our financial position or results of operations.  We evaluated all events or transactions that occurred after June 30, 2009 up through December 23, 2009, when these financial statements were issued.  During this period, there were no additional material recognizable subsequent events entered for the Plan.

Schedule I

RADIOSHACK 401(k) PLAN EIN - 75-1047710
Schedule H, line 4i Plan Number - 001
Schedule of Assets (Held at End of Period)
At June 30, 2009

(a)	(b)	(c)	(d)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Current Value
*	RadioShack Corporation	Common stock 3,699,799 shares	$51,649,138
	Harbor International Fund	Registered Investment Company	8,698,136
	Columbia Small Cap Value Fund II	Registered Investment Company	1,466,818
	American Beacon Large Cap Value Fund	Registered Investment Company	5,501,700
	Morgan Stanley Small Company Growth Portfolio	Registered Investment Company	4,903,169
	T. Rowe Price Retirement Income Fund	Registered Investment Company	2,515,360
	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	4,621,959
	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	9,079,011
	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	12,076,301
	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	12,100,371
	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	6,884,678
	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	4,787,919
	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	3,377,527
	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	2,644,294
	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	873,475
	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	176,106
	Royce Total Return Fund	Registered Investment Company	3,595,472
	Victory Institutional Diversified Stock Fund	Registered Investment Company	2,685,352
	Harbor Capital Appreciation Fund	Registered Investment Company	24,175,438
	Vanguard Institutional Index Fund	Registered Investment Company	6,776,381
	Western Asset Core Portfolio	Registered Investment Company	7,701,441
	PIMCO Total Return Fund	Registered Investment Company	1,432,375
	Evergreen Inst Money Market	Mutual Fund	19,712,655
	Dreyfus Treasury Prime Cash Mgmt	Mutual Fund	906,995
*	Participant loans	Participant loans – terms of 6 months– 5 years, interest rates of 4.25% - 10.5%	11,202,582
			$209,544,653

*      Denotes a party-in-interest to the Plan as defined by ERISA

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadioShack 401(k) Plan

By:	/s/	Mark Barfield
Mark Barfield
Vice President - Treasurer

Date:  December 23, 2009

Index to Exhibits

Exhibit Number             Description of Exhibit

23                                Consent of Independent Registered Public Accounting Firm